UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

March 29, 2018

NUVUS CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.1 - Other Events

On March 22, 2018, the Company filed a declaratory action the Florida Twelfth Circuit Court for the purposes of obtaining a judicial declaratory judgment as to the Company’s status under the Securities laws as to whether the Company has ever been a “Shell” Company under the Securities Laws.

Pursuant to Chapter 86 of the Florida Statutes, the Company filed the declaratory action so the Court to render a decision whether the Company had ever met the definition of being a shell company under Rule 405 of the Securities Act, so that all shareholders would be able to utilize Rule 144 for exemption from registration. The Company filed the suit in response to an attorney for a brokerage raising the issue that they believed the Company had at a former time been a shell company under the Rule 405 definition. The Company does not believe it had ever in its past met the definition of being a shell company in its two prior existing businesses. The Company brought the suit seeking a definitive ruling from a court on such matter, as to whether under the evidence presented, including corporate history of financials, SEC filings, and historical evidence, the Company had ever been a shell as defined under Rule 405. Alternatively, the Corporation seeks a ruling that even if the Company were at any time previously to have met the definition of being a “Shell” under Section 405, whether that status has been “cured” for purposes of application of Rule 144 for purposes of exemption from registration as to its common shares.

The hearing on such matter will be held on April 9, 2018 at 11:00 a.m. at the DeSoto County Courthouse

115 East Oak Street Arcadia, Florida 34266. Any interested party or shareholder can attend. The case is filed in the Twelfth Circuit Court of Florida, Desoto County under case number 2018-CA-00133.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	March 29, 2018	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.